Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN  55402

www.fredlaw.com

Direct: (612) 492-7252

Main: (612) 492-7000

Fax: (612) 492-7077

Email: rbrauer@fredlaw.com

January 18, 2011

VIA EDGAR

Alexandra M. Ledbetter

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voyager Oil & Gas, Inc.

Amendment No. 3 to Registration Statement on Form S-3

Filed December 10, 2010

File No. 333-166402

Dear Ms. Ledbetter:

Pursuant to our telephone conversation with the Staff on Thursday, January 13, 2011 regarding Voyager Oil & Gas, Inc. (the “Company”), at the Staff’s suggestion, we submit, on behalf of the Company, proposed disclosure in response to comment number 3 in the Staff’s comment letter to the Company, dated January 6, 2011.  If the disclosure below is acceptable to the Staff, it will appear verbatim in the Company’s Amendment No. 4 to Registration Statement on Form S-3 (the “Amendment No. 4”).  The Staff’s comment number 3 is provided in bold for reference, followed by the Company’s proposed comment response and responsive Amendment No. 4 disclosure.

3.                                      We note your revised disclosure in response to comment 3 from our letter to you dated October 22, 2010.  Please add the disclosure required by Item 1205(a) of Regulation S-K.  For instance, your discussion of test wells drilled appears to suggest that you have exploratory wells, within the meaning of the item requirement.

Response:                                        The Company has revised the Form S-3 in response to the Staff’s comment.  Please see pages 35 and 36 of the Amendment No. 4.

S-3 Revised Disclosure:

Productive Oil Wells

The following table summarizes gross and net productive oil wells by state at September 30, 2010 and September 30, 2009. A net well represents our percentage ownership of a gross well. No wells have been permitted or drilled on any of our Big Snowy Joint Venture acreage in Montana. The following table also does not include wells that were awaiting completion, in the process of completion or awaiting flow back subsequent to fracture stimulation.

	September 30,
	2010		2009
	Gross	Net	Gross	Net
North Dakota	2	0.16	0	0
Montana	0	0	0	0
Montana Heath	0	0	0	0
Montana Natural Gas	0	0	0	0
Colorado	0	0	0	0
Wyoming	0	0	0	0
Total:	2	0.16	0	0

Exploratory Oil Wells

The Company is participating with a 50% working interest in three exploratory oil wells in the Denver-Julesberg Basin of Colorado with drilling partner Slawson Exploration, Inc.  As of September 30, 2010, the three wells were in various stages of completion and the costs incurred are included in unevaluated oil and gas properties on our balance sheet.  As of September 30, 2010, none of the wells were included on the productive oil well table.

	September 30,
	2010		2009
	Gross	Net	Gross	Net
North Dakota	0	0	0	0
Montana	0	0	0	0
Montana Heath	0	0	0	0
Montana Natural Gas	0	0	0	0
Colorado	3	1.50	0	0
Wyoming	0	0	0	0
Total:	3	1.50	0	0

We believe that this proposed response addresses comment number 3 from the Staff’s comment letter dated January 6, 2011.  We appreciate this opportunity for a dialogue with the Staff regarding the Company’s responsive disclosure revisions.  We will follow up with a call to Ms. Ledbetter after the Staff has had a chance to review the above proposed response to discuss any additional questions or comments you might have before we file the Amendment No. 4 and comment response letter.

Very truly yours,

/s/ Ryan C. Brauer
Ryan C. Brauer

cc:                                 H. Roger Schwall, Assistant Director

Timothy S. Levenberg, Special Counsel

James Russell Reger

Mitch Thompson